HEI Exhibit 99.1

May 4, 2009

Contact:	Suzy P. Hollinger	(808) 543-7385 Telephone
	Manager, Treasury and Investor Relations	(808) 203-1155 Facsimile
E-mail: shollinger@hei.com

HEI EARNS $20 MILLION IN FIRST QUARTER; UTILITY AND BANK PURSUE INITIATIVES TO OFFSET LOWER SALES AND HIGHER COSTS

HONOLULU — Hawaiian Electric Industries, Inc. (NYSE - HE) today reported consolidated net income for the first quarter of 2009 of $20.4 million or 23 cents per share, compared with $34.0 million or 41 cents per share for the first quarter of 2008.

“As expected, first quarter earnings were lower reflecting the impact of the global financial and economic crisis on Hawaii which lowered electric sales and resulted in a higher provision for loan losses at the bank. In addition, cooler, less humid weather, together with higher expected utility operating and maintenance costs, reduced earnings quarter-over-quarter,” said Constance H. Lau, HEI president and chief executive officer. “To help offset these negative impacts, both our utility and bank are continuing to aggressively pursue initiatives which have improved operating and financial performance over the last year and positioned us to weather this downturn and to grow as economic conditions improve,” added Lau.

UTILITY RESULTS

Electric utility net income for the first quarter of 2009 was $14.1 million compared with $24.6 million in 2008. Lower net income was primarily due to lower electric sales and higher operations and maintenance (O&M) expenses.

Hawaiian Electric Industries, Inc. News Release

May 4, 2009

Kilowatthour sales were down 7.4% compared with the same quarter of 2008, impacting utility net income by an estimated $9 million. “About two-thirds of the decline in sales is attributable to cooler, less humid weather and one less day of sales due to the leap year day in 2008,” said Lau. “The soft economy and overall ongoing customer conservation account for the remainder of the first quarter sales decline.”

O&M expenses were up $9.4 million or 11.8% quarter-over-quarter, slightly below the 13% increase still expected for the full year. The forecast increase for the year is based primarily on planned higher production, transmission and distribution costs to maintain system reliability; additional expenses expected to be incurred for the Campbell Industrial Park CT-1 generating unit after it commences commercial operations this summer; and higher costs to pursue renewable initiatives. The increase in O&M expenses for the quarter is due primarily to: 1) $2.6 million higher maintenance expense due primarily to the planned greater scope of generating unit overhauls, and more overhead line maintenance and vegetation management; 2) $2.5 million higher demand-side management costs that are generally passed on to customers as a surcharge; and 3) $1.8 million higher planned production, transmission and distribution operations expenses and costs for renewable initiatives to support the Hawaii Clean Energy Initiative.

Quarter-over-quarter depreciation expenses were higher by $1 million due to 2008 plant additions.

BANK RESULTS

Bank net income was $10.9 million in the first quarter of 2009 compared to $14.6 million for the same quarter last year.

Hawaiian Electric Industries, Inc. News Release

May 4, 2009

Net interest income in the first quarter of 2009 was $50.9 million compared to $50.5 million in the first quarter of 2008. Lower interest expense, primarily due to lower borrowings and lower rates on deposits and borrowings, more than offset lower balances of mortgage-related securities and lower interest income on loans. Net interest margin was 4.11% in the first quarter of 2009, compared with 3.13% in the first quarter of 2008.

“The core bank business is performing well,” said Lau. “Thanks to the bank’s balance sheet restructuring that was executed in June of 2008, the bank is earning the same net interest income on approximately $1.7 billion less assets than in the first quarter of last year,” added Lau. “Profitability has improved significantly as evidenced by the nearly 100 basis points increase in net interest margin.”

The bank recorded an $8.3 million provision for loan losses for the first quarter of 2009 compared with a $6.3 million provision for the fourth quarter of 2008 and less than a million dollars in the quarter a year ago. This quarter’s provision reflected the reclassification of a single commercial credit, which accounted for about 40% of the provision and higher delinquencies in residential lot loans, which accounted for 20% of the provision. In total, nonperforming assets ratio increased from 0.48% at December 31, 2008 to 1.37% at March 31, 2009. Excluding the single commercial credit and residential lot loans, nonperforming assets ratio at March 31, 2009, was 0.57%.

Noninterest income for the first quarter of 2009 was $16.3 million, $1.7 million lower than the same quarter of 2008, primarily due to a gain on sale of stock in a credit card organization in 2008.

Noninterest expense for the first quarter 2009 was $2.4 million lower than the same period in 2008, primarily due to lower legal and consulting expenses, partially offset by increased compensation and employee benefits expenses.

Hawaiian Electric Industries, Inc. News Release

May 4, 2009

“We’re pleased with the progress the bank is making on its performance improvement initiatives. While management expects credit costs to remain elevated in the near-term, our bank continues to focus on efficiency improvements that should help offset the higher levels of loan loss provisions we expect through this economic downturn.”

HOLDING AND OTHER COMPANIES’ RESULTS

The holding and other companies’ net losses were $4.6 million in the first quarter of 2009 versus net losses of $5.2 million for the first quarter of 2008, primarily from lower interest expenses.

WEBCAST AND TELECONFERENCE

Hawaiian Electric Industries, Inc. will conduct a webcast and teleconference call to review its first quarter 2009 earnings on Wednesday, May 6, 2009, at 8:00 a.m. Hawaii Time (2:00 p.m. Eastern Time). The event can be accessed through HEI’s website at http://www.hei.com or by dialing (866) 700-7477, passcode: 20133959 for the teleconference call.

An online replay of the webcast will be available at the same website beginning about two hours after the event. Replays of the teleconference call will also be available approximately two hours after the event through May 20, 2009, by dialing (888) 286-8010, passcode: 82965049.

HEI supplies power to over 400,000 customers or 95% of Hawaii’s population through its electric utilities, Hawaiian Electric Company, Inc., Hawaii Electric Light Company, Inc. and Maui Electric Company, Ltd. and provides a wide array of banking and other financial services to consumers and businesses through American Savings Bank, F.S.B., one of Hawaii’s largest financial institutions.

Hawaiian Electric Industries, Inc. News Release

May 4, 2009

FORWARD-LOOKING STATEMENTS

This release may contain “forward-looking statements,” which include statements that are predictive in nature, depend upon or refer to future events or conditions, and usually include words such as expects, anticipates, intends, plans, believes, predicts, estimates or similar expressions. In addition, any statements concerning future financial performance (including future revenues, expenses, earnings or losses or growth rates), ongoing business strategies or prospects and possible future actions, which may be provided by management, are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are subject to risks, uncertainties and assumptions about HEI and its subsidiaries, the performance of the industries in which they do business and economic and market factors, among other things. These forward-looking statements are not guarantees of future performance.

Forward-looking statements in this release should be read in conjunction with the “Forward-Looking Statements” discussion (which is incorporated by reference herein) set forth on pages v and vi of HEI’s Annual Report on Form 10-K for the year ended December 31, 2008, and in HEI’s future periodic reports that discuss important factors that could cause HEI’s results to differ materially from those anticipated in such statements. Forward-looking statements speak only as of the date of this release.

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Hawaiian Electric Industries, Inc. (HEI) and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Three months ended March 31,		Twelve months ended March 31,
(in thousands, except per share amounts)	2009	2008	2009	2008
Revenues
Electric utility	$461,797	$623,889	$2,698,258	$2,282,525
Bank	82,032	105,844	334,741	426,879
Other	(32)	(116)	101	2,608

	543,797	729,617	3,033,100	2,712,012

Expenses
Electric utility	430,728	572,906	2,526,813	2,113,949
Bank	64,911	82,481	314,031	337,934
Other	3,500	3,484	14,187	14,192

	499,139	658,871	2,855,031	2,466,075

Operating income (loss)
Electric utility	31,069	50,983	171,445	168,576
Bank	17,121	23,363	20,710	88,945
Other	(3,532)	(3,600)	(14,086)	(11,584)

	44,658	70,746	178,069	245,937

Interest expense–other than on deposit liabilities and other bank borrowings	(17,833)	(19,249)	(74,726)	(77,294)
Allowance for borrowed funds used during construction	1,622	762	4,601	2,716
Allowance for equity funds used during construction	3,605	1,901	11,094	5,888

Income before income taxes	32,052	54,160	119,038	177,247
Income taxes	11,184	19,720	40,442	63,375

Net income	20,868	34,440	78,596	113,872
Less net income attributable to noncontrolling interest - preferred stock of subsidiaries	473	473	1,890	1,890

Net income for common stock	$20,395	$33,967	$76,706	$111,982

Basic earnings per common share	$0.23	$0.41	$0.89	$1.35

Diluted earnings per common share	$0.22	$0.41	$0.89	$1.35

Dividends per common share	$0.31	$0.31	$1.24	$1.24

Weighted-average number of common shares outstanding	90,604	83,472	86,392	82,716

Adjusted weighted-average shares	90,692	83,614	86,509	82,876

Income (loss) by segment
Electric utility	$14,132	$24,585	$81,522	$76,288
Bank	10,882	14,576	14,133	56,087
Other	(4,619)	(5,194)	(18,949)	(20,393)

Net income for common	$20,395	$33,967	$76,706	$111,982

This information should be read in conjunction with the consolidated financial statements and the notes thereto for the year ended December 31, 2008 (included in HEI’s Form 8-K dated February 19, 2009) and the consolidated financial statements and the notes thereto in HEI’s Quarterly Report on SEC Form 10-Q for the quarter ended March 31, 2009 (when filed). Results of operations for interim periods are not necessarily indicative of results to be expected for future interim periods or the full year.

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Hawaiian Electric Company, Inc. (HECO) and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

Three months ended March 31,	2009	2008
(dollars in thousands, except per barrel amounts)

Operating revenues	$459,285	$622,494

Operating expenses
Fuel oil	145,289	249,543
Purchased power	114,484	150,795
Other operation	62,397	55,579
Maintenance	26,163	23,613
Depreciation	36,424	35,434
Taxes, other than income taxes	45,735	57,486
Income taxes	8,544	15,378

	439,036	587,828

Operating income	20,249	34,666

Other income
Allowance for equity funds used during construction	3,605	1,901
Other, net	2,368	1,096

	5,973	2,997

Income before interest and other charges	26,222	37,663

Interest and other charges
Interest on long-term debt	11,912	11,724
Amortization of net bond premium and expense	675	631
Other interest charges	626	986
Allowance for borrowed funds used during construction	(1,622)	(762)

	11,591	12,579

Income before preferred stock dividends of HECO and subsidiaries	14,631	25,084
Less net income attributable to noncontrolling interest - preferred stock of subsidiaries	229	229

Income before preferred stock dividends of HECO	14,402	24,855
Preferred stock dividends of HECO	270	270

Net income for common stock	$14,132	$24,585

OTHER ELECTRIC UTILITY INFORMATION
Kilowatthour sales (millions)	2,231	2,409
Wet-bulb temperature (Oahu; degrees Fahrenheit)	65.1	66.6
Cooling degree days (Oahu)	759	954
Average fuel oil cost per barrel	$60.02	$93.89

This information should be read in conjunction with the consolidated financial statements and the notes thereto for the year ended December 31, 2008 (included in HECO Exhibit 99 to HECO’s Form 8-K dated February 19, 2009) and the consolidated financial statements and the notes thereto in HECO’s Quarterly Report on SEC Form 10-Q for the quarter ended March 31, 2009 (when filed). Results of operations for interim periods are not necessarily indicative of results to be expected for future interim periods or the full year.

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American Savings Bank, F.S.B. and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Three months ended
(dollars in thousands)	March 31, 2009	December 31, 2008	March 31, 2008

Interest and dividend income
Interest and fees on loans	$58,092	$60,898	$63,465
Interest and dividends on investment and mortgage-related securities	7,676	8,130	24,451

	65,768	69,028	87,916

Interest expense
Interest on deposit liabilities	11,565	13,574	18,220
Interest on other borrowings	3,264	3,911	19,149

	14,829	17,485	37,369

Net interest income	50,939	51,543	50,547
Provision for loan losses	8,300	6,300	900

Net interest income after provision for loan losses	42,639	45,243	49,647

Noninterest income
Fees from other financial services	5,919	6,292	6,823
Fee income on deposit liabilities	6,711	7,443	6,794
Fee income on other financial products	1,044	1,469	1,804
Gain on sale of securities	—	12	935
Loss on investments	—	(7,764)	—
Other income	2,590	2,604	1,572

	16,264	10,056	17,928

Noninterest expense
Compensation and employee benefits	19,360	21,407	18,240
Occupancy	5,129	5,614	5,397
Equipment	2,790	3,034	3,114
Services	3,418	3,175	5,673
Data processing	3,187	2,659	2,616
Other expense	7,927	9,553	9,194

	41,811	45,442	44,234

Income before income taxes	17,092	9,857	23,341
Income taxes	6,210	3,918	8,765

Net income	$10,882	$5,939	$14,576

OTHER BANK INFORMATION (%)
Return on average assets	0.82	0.44	0.85
Return on average equity	9.16	4.69	9.73
Revenue growth (linked quarter)	9.10	(10.71)	1.77
Net interest margin	4.11	4.07	3.13
Net charge-offs to total loans (annualized) *	0.20	0.20	0.05
Nonperforming assets to total loans and real estate owned * **	1.37	0.48	0.18
Allowance for loan losses to total loans *	1.04	0.84	0.73
Efficiency ratio	62	74	65
Average Tier-1 leverage ratio	8.7	8.4	7.8

*	Ratio as percent of end of period loans
**	Regulatory basis

This information should be read in conjunction with the consolidated financial statements and the notes thereto for the year ended December 31, 2008 (included in HEI Exhibit 13 to HEI’s Form 8-K dated February 19, 2009) and the consolidated financial statements and the notes thereto in HEI's Quarterly Report on SEC Form 10-Q for the quarter ended March 31, 2009 (when filed). Results of operations for interim periods are not necessarily indicative of results to be expected for future interim periods or the full year.

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